MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS




 FIRST QUARTER RESULTS

 Overview

 Consolidated net sales of $164.8 million for the first quarter of 1996 declined 2% from the comparable 1995 period. Net earnings of $9.5 million declined 28% versus the first quarter of 1995. Net earnings per common share of $.20 were 26% lower than the $.27 reported last year.

 Gross margin as a percentage of net sales decreased to 29.1% from 30.7% in the first quarter of 1995 as a result of lower margins in both of the Company's segments. Consolidated operating profit of $16.8 million declined 25% from the first quarter of 1995 as the specialty chemicals segment decreased 18% and the specialty process equipment and controls segment decreased 29%.

 Specialty Chemicals

 The Company's specialty chemicals segment reported sales of $96.1 million which represents a decline of 6% from the first quarter of 1995. The decrease was attributable to the impact of lower unit volume (4%) and lower selling prices (2%).

 Domestic dyes sales of $46.5 million declined 11% from the comparable 1995 quarter primarily due to lower unit volume (8%) and lower selling prices (3%). International dyes sales of $23.5 million declined 4% versus the first quarter of 1995 primarily as a result of lower selling prices. Specialty ingredients sales of $26.1 million rose 1% primarily as a result of increased unit volume. The percentage of sales outside the United States was 26%, versus 25% in the comparable 1995 period.

 Operating profit of $12.8 million for the first quarter of 1996 decreased 18% from 1995. The decrease was attributable primarily to the impact of lower unit volume and pricing. The percentage of operating profit outside the United States declined to 11% from 17% in 1995.





 Specialty Process Equipment and Controls

 The Company's specialty process equipment and controls segment reported sales of $68.7 million, which represents an increase of 5% from the first quarter of 1995. Approximately 21% was attributable to the incremental impact of acquisitions offset partially by lower unit volume in the domestic business. Export sales shipped from the U.S. accounted for 28% of total segment sales versus 18% in the comparable period in 1995 as shipments to the Far East increased significantly. International sales increased substantially as a result of acquisitions and accounted for 16% of total segment sales versus 1% in the first quarter 1995.

 Operating profit for the first quarter of 1996 declined 29% to $7.1 million primarily attributable to lower unit volume in the domestic business. International operating profit was not significant in either the first quarter of 1996 or the first quarter of 1995. The order backlog for extruders and related equipment at the end of the first quarter of 1996 amounted to $92 million (including ER-WE-PA backlog of $24 million) compared to $72 million at December 30, 1995.

 Other

 Selling, general and administrative expenses of $27.1 million increased 7% versus the comparable period in 1995 primarily due to the impact of acquisitions. Depreciation and amortization of $4.0 million increased 8% versus 1995 primarily as a result of a higher fixed asset base including acquisitions. Interest expense increased $469 thousand primarily as a result of increased borrowings. Other income of $252 thousand approximated the level for the first quarter of 1995. The effective tax rate of 36.9% decreased slightly versus the comparable 1995 period.

 LIQUIDITY AND CAPITAL RESOURCES

 The March 30, 1996 working capital balance of $124.4 million decreased $1.8 million from $126.2 million at year-end 1995.
 The current ratio declined slightly to 1.7 from 1.8 at the end of 1995. Days sales in receivables averaged 62 days in the first quarter of 1996, an increase from 55 days for all of 1995. Inventory turnover averaged 2.9 for the first quarter of 1996 compared with 2.8 for all of 1995.

 Cash flows from operating activities of $14.3 million increased $9.9 million from the first quarter of 1995 primarily attributable to decreases in working capital requirements partially offset by lower earnings. Cash provided by operating activities and increased borrowings were used to finance the acquisition of ER-WE-PA, fund capital expenditures and pay cash dividends. The Company's debt to total capital ratio increased to 35% from 34% at year-end 1995. Capital expenditures are expected to approximate $16 million in 1996 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed from operations.


 INTERNATIONAL OPERATIONS

 The stronger U.S. dollar exchange rate versus the Belgian Franc and French Franc accounted primarily for the reduction of $1.5 million in the accumulated translation adjustment account since year-end 1995. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

 The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.


 RESEARCH AND DEVELOPMENT

 The Company employs about 285 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year-to-year. Research and development expenditures totaled $3.5 million for the first quarter of 1996 compared to $3.4 million in the comparable 1995 period.





 ENVIRONMENTAL MATTERS

 The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and an inactive subsidiary has been designated, along with others, as a potentially responsible party at two other sites. While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions at the waste disposal sites where it has been named a potentially responsible party, will not be material to the results of the Company's operations in any given year.